

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 12, 2006

Mr. J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid Inc.
10B Glenlake Parkway, Suite 600
Atlanta, Georgia 30328

Re: Form 10-K for the Fiscal Year ended December 31, 2006
Forms 10-Q for the Quarters ended March 31 and June 30, 2006
File No. 1-9608

Dear Mr. Robinson:

We have reviewed your June 30, 2006 Form 10-Q and your response to our July 19, 2006 comment letter and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in their filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

2. We have reviewed your response to comment six and note the following regarding your goodwill impairment analysis:

- Your goodwill impairment analysis as of September 30, 2005 assumed an estimated fair value for your Home Decor operating segment of $236.2 million. This valuation is in sharp contrast to the $90 million assumed value of the Home Decor business as of April 24, 2006.
- The basis for your September 30, 2005 valuation assumptions is unclear and it does not appear that you have factored in the cyclical nature of the Home Decor's operations into your long-term cash flow forecast since it appears that you assumed perpetual growth when your cash flows appear to have historically varied along with the economic cycle.
- As we pointed out in our previous letter, the high valuations as of September 30, 2005 and December 31, 2005 do not seem consistent with the declines in revenues or the 81% decline in operating income in the Home Fashions reporting segment since 2001.
- It appears from our analysis of your discounted cash flow that the primary reason for the high estimated fair value of your Home Decor operating segment at September 30, 2005 and December 31, 2005 may be due to optimistic forecasts of debt-free cash flows over an indefinite time horizon.

We acknowledge, however, that fair value estimates are subjective and that management is in the best position to determine the estimated fair value of the Home Decor operating segment. Accordingly, while it is still unclear to us whether the Home Decor goodwill was realizable as of December 31, 2005, we have no further comments in this regard based on your write-off of the Home Decor's goodwill during the first quarter of 2006 and your presentation of Home Decor's results of operations as discontinued operations for the second quarter of 2006.

3. Notwithstanding the above, based on your disclosures in your Form 10-K for the year ended December 31, 2005, we are concerned that investors may not have been prepared that an impairment of a portion or all of Home Decor's goodwill was possible. In this regard, it does not appear that investors had insight regarding the risks, uncertainties, and assumptions underlying your goodwill impairment tests. We also do not believe that information presented in your Form 10-Q, the period in which the impairment charge was taken, provided investors with a clear understanding of the changes in the facts and circumstances and in management's assumptions subsequent to year end that led to this write-off .

Accordingly, please amend your 2005 10-K and Form 10-Q for the quarter ended March 31, 2006 to disclose the following:

- The amount of goodwill allocated to the Home Decor operating segment,
- The carrying value of the Home Decor operating segment,
- The significant assumptions involved in estimating the fair value of the Home Decor operating segment, including estimated growth rates in revenues, cash flows and capital expenditures, assumed reductions in cost of sales despite your disclosure that you expect continuing inflationary pressures, and the cash flows discount rate and the terminal value multiplier,
- Your basis for believing that the assumptions are reasonable, including a comprehensive explanation as to how the cyclical nature of your operations was factored into your long-term forecast since it appears that you are assuming perpetual growth when historically your growth has varied along with the economic cycle,
- A sensitivity analysis of reasonably likely changes in your assumptions,
- A comprehensive discussion as to why the projected value of the Home Decor operating segment of $236.2 million at September 30, 2005 and December 31, 2005 was more than twice its actual market value approximately 90 days thereafter, and
- Clarify why in the first quarter 2006 the Company began exploring various options for certain businesses in the Home Fashions segment. Identify what these various options were and how they provided a better indication of the fair value of the businesses.

We also urge you to provide similar disclosures at each reporting date for your operating segments with significant goodwill amounts. See SEC Releases 33-8040 and 33-8098.

Financial Statements

Footnote 19 – Other Non-operating (Income) Expense, page 66

4. We have reviewed your response to comment five. Given paragraph 45 of SFAS 144's requirement to include gains and losses recognized for long-lived assets (disposal group) within income from operations, it is unclear why you believe you complied with paragraph 45 of SFAS 45. In future filings please revise your financial statements to include the gains and losses associated with the sale of operating long-lived assets within operating income.

*   *   *   *

J. Patrick Robinson
Newell Rubbermaid Inc.
September 12, 2006
Page 4

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters.

                           Sincerely,

                           John Cash
                           Accounting Branch Chief